Exhibit 8.1

List of wholly owned subsidiaries of Algoma Steel Group Inc.

1.	Algoma Steel Holdings Inc.

2.	Algoma Steel Intermediate Holdings Inc.

3.	Algoma Steel Inc.

4.	Algoma Steel USA Inc.

5.	Algoma Docks GP Inc.

6.	Algoma Docks Limited Partnership